MUSIC ETC., INC.
                     8764 Carlitas Joy Court
                    Las Vegas, Nevada  89117
                         (702) 228-4688

                        January 14, 2004

                     VIA EDGAR TRANSMISSION

               Securities and Exchange Commission
                 Division of Corporation Finance
                     450 Fifth Street, N.W.
                     Washington, D.C. 20549

                      Re: Music Etc., Inc.
     Request to Withdraw Registration Statement on Form SB-2
                    SEC File Number 333-68216

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Music Etc., Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Registration Statement on Form SB-2 which was initially filed with the Commission on August 23, 2001 (File No. 333-68216), along with any exhibits, (the "Registration Statement").

The Company requests that such consent be granted on the grounds that the Company was unable to obtain clearance from the National Association of Securities Dealers for a listing on the Over-the-Counter Bulletin Board which would allow the selling security holders to sell their shares on the open market.

The Company hereby confirms that no shares of common stock registered pursuant to the Registration Statement have been sold.

Pursuant to the foregoing, the Company hereby respectfully requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding this application for withdrawal, please contact the undersigned
Sincerely,


Lewis Eslick
President